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SEC FILE NUMBER
8-69913

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2024 (MM/DD/YY) AND ENDING 12/31/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: EC Securities LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

40 Exchange Place
(No. and Street)

New York	NY	10005
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Chris Meyers	212-668-8700	cmeyers@acisecure.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Forvis Mazars, LLP
(Name – if individual, state last, first, and middle name)

60 Crossways Park Drive West, Suite 301	Woodbury	NY	11797
(Address)	(City)	(State)	(Zip Code)

October 16, 2003	686
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kimberly Dorman Matisoff, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of EC Securities LLC, as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature] CEO

Title: CEO/CCO

SEE ATTACHED JURAT CERTIFICATE

Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

FLORIDA JURAT
FS 117.05(13)

State of Florida

County of _____Seminole_____ }

Sworn to (or affirmed) and subscribed before me by means of

☐ Physical Presence,

— **OR** —

☒ Online Notarization,

this ___28th___ day of ___February___, ___2025___, by
　　Day　　　　　　　Month　　　　　Year

Kimberly Dorman Matisoff
_____.
Name of Person Swearing or Affirming

Lyanne M. Velazquez
_____
Signature of Notary Public — State of Florida

Lyanne M. Velazquez - Online Notary Public
_____
Name of Notary Typed, Printed or Stamped

☐ Personally Known

☒ Produced Identification

Type of Identification Produced: _____

Massachusetts Driver's License
_____

This was notarized online using audio-video communication

LYANNE M VELAZQUEZ
Notary Public - State of Florida
Commission # HH 337731
My Comm. Expires Dec 4, 2026

Place Notary Seal Stamp Above

———— **OPTIONAL** ————

Completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: ___Annual Reports Form X-17A-5 PART III___

Document Date: ___2/28/2025___　　Number of Pages: ___3 including jurat certificate___

Signer(s) Other Than Named Above: ___N/A___

EC Securities LLC

**Financial Statements
and Supplemental Schedules**

As of and for the Year Ended December 31, 2024

EC Securities LLC

As of and for the Year Ended December 31, 2024

Contents

Forvis Mazars, LLP
60 Crossways Park Drive West, Suite 301
Woodbury, NY 11797
forvismazars.us



Report of Independent Registered Public Accounting Firm

Management and Sole-Member
EC Securities LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of EC Securities LLC (the "Company") as of December 31, 2024, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information included in Schedules I and II ("supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 CFR §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2024.

Forvis Mazars, LLP

Woodbury, New York
February 28, 2025

Statement of Financial Condition
As of December 31, 2024

ASSETS

Cash	$	370,881
Prepaid expenses		19,263
Due from Parent		4,226
TOTAL ASSETS	$	394,370

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES	$	-
Member's Equity		394,370
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	394,370

The accompanying notes are an integral part of these financial statements.

Statement of Operations
Year Ended December 31, 2024

REVENUE:

Brokered transfer fees	$	94,782
Total revenues		94,782

EXPENSES:

Professional fees	333,170
Other expenses	28,281
Regulatory fees	22,702
Platform licensing fee	15,000
Occupancy expense	1,451
Total expenses	400,604

NET LOSS $ (305,822)

The accompanying notes are an integral part of these financial statements.

Statement of Changes in Member's Equity
Year Ended December 31, 2024

Balance at January 1, 2024	$	700,192
Net loss		(305,822)
Balance at December 31, 2024	$	394,370

The accompanying notes are an integral part of these financial statements.

Statement of Cash Flows
Year Ended December 31, 2024

OPERATING ACTIVITIES:		
Net loss	$	(305,822)
Adjustments to reconcile net loss to net cash used in operating activities:		
Changes in operating assets and liabilities:		
Decrease in other receivables		9,700
Decrease in prepaid expenses		1,389
Increase in due from Parent		(4,226)
Decrease in due to Parent		(48,359)
Decrease in accounts payable and accrued expenses		(24,513)
Net cash used in operating activities		(371,831)
NET DECREASE IN CASH		(371,831)
CASH, BEGINNING OF YEAR		742,712
CASH, END OF YEAR	$	370,881

The accompanying notes are an integral part of these financial statements.

Notes to Financial Statements
As of and for the year ended December 31, 2024

1. Organization and Nature of Business

EC Securities LLC (the "Company") is a California limited liability company, that engages solely in the private placement of securities. The Company is a broker- dealer registered with the Securities and Exchange Commission ("SEC"). The Company is also a member of the Financial Industry Regulatory Authority ("FINRA"). The Company engages in the private placement of securities, including private offerings of certain digital securities, and mergers and acquisitions advisory services.

On December 13, 2021, the Company became a wholly-owned subsidiary of AL Advisors Management, Inc. ("ALAM" or "Parent"). The liability of the Parent for the loses, debts, and obligations of the Company is limited to its capital contributions.

2. Summary of Significant Accounting Policies

Basis of Presentation
The accompanying financial statements of the Company have been prepared in conformity with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates
The preparation of the financial statements in accordance with U.S. GAAP requires the Company's management to make estimates and assumptions. These estimates and assumptions affect certain reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash
The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. There were no cash equivalents as of December 31, 2024.

Receivables and Allowance for Credit Losses
The Company follows the Financial Accounting Standards Board's ("FASB") Accounting Standard Update ("ASU") 2016-13, Financial Instruments - Credit Losses (Topic 326) - Measurement of Credit Losses on Financial Instruments. This guidance requires entities to use a current expected credit loss impairment model based on expected losses rather than incurred losses. Under this model, an entity would recognize an impairment allowance equal to its current estimate of all contractual cash flow that the entity does not expect to collect from financial assets measured at amortized cost within the scope of the standard. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses.

There were no fees receivable at December 31, 2024.

Due to/from Parent
Due to/from Parent represents amounts due for expenses allocated to the Company under the terms of the expense sharing agreement for various operational costs and expenses, as well as for the reimbursement for direct and indirect expenses paid by the Parent on behalf of the Company, or working capital adavnces made by the Company to the parent. These amounts are short-term in nature, and accordingly, their carrying amount approximates fair value.

Notes to Financial Statements
As of and for the year ended December 31, 2024

Revenue

The Company recognizes revenue in accordance with FASB Accounting Standards Codification ("ASC") Topic 606, *Revenue from Contracts with Customers*. The authoritative guidance provides a five-step analysis of transactions to determine when and how revenue is recognized. The five steps are: (i) identify the contract with the customer; (ii) identify the performance obligation in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligation; and (v) recognize revenue when or as each performance obligation is satisfied.

Placement Fees

The Company earns revenue by identifying and introducing new potential investors to investments in Funds offered by various investment advisers. The revenue for these placement services is generally recognized at the point in time that the performance obligation under the contract is complete. The Company's placement fee contracts typically contain one performance obligation that consists of the closing of a private offering of digital securities or private securities. The transaction price for placement fees is defined in the Company's agreement with the investment advisers.

For the year ended December 31, 2024, the Company earned $0 of placement fees revenue.

Brokered Transfer Fees

During 2024, the Company directly brokered secondary market private security transfers. The Company represents either the buyer, the seller, or both parties in the purchase and sale of private securities. The Company earns a brokerage fee for services provided. The transaction price and the brokerage fee, is defined on a transaction by transaction basis within the Securities Purchase Agreement and is generally an agreed upon percentage of the private securities purchase price. The Company has a single performance obligation when acting as the broker and revenue is recognized at the point in time of completion of the purchase and sale through a final close of the security transaction.

For the year ended December 31, 2024, the Company earned $94,782 of broker transfer fees, 100% of which were earned in connection with affiliated issuers. There were no revenue generating activities after January 2024.

Income Taxes

The Company is a single-member limited liability company that, to the extent permitted by law, is treated as a "disregarded entity" for federal and state income tax purposes. The Company is included in the income tax return for the Parent. As such, the Company has reflected no tax expense in the financial statements attributable to the Company's stand-alone operations.

ASC 740, *Income Taxes*, provides guidance regarding how certain tax positions should be recognized, measured, presented and disclosed in the financial statements. ASC 740 requires evaluation of tax positions taken or expected to be taken in the course of preparing the tax returns to determine whether the tax positions are "more likely than not" of being sustained by the applicable tax authority. The Company concluded that it does not have any unrecognized tax benefits or any additional tax liabilities for any uncertain positions as of December 31, 2024.

Notes to Financial Statements
As of and for the year ended December 31, 2024

3. Financial Instruments and Concentration of Credit Risk

The Company maintains cash at a bank in excess of Federal Deposit Insurance Corporation ("FDIC") insured limits and is exposed to the credit risk resulting from this concentration. At December 31, 2024, $120,881 was in excess of FDIC insured limits. The Company has not experienced any losses in such accounts, and management believes that it has placed its cash on deposit with financial institutions which are financially stable.

4. Related-Party Transactions

The Company entered into an expense sharing arrangement with ALAM which was amended on May 1, 2024. Under this expense sharing arrangement, ALAM agreed to cover various operational costs and expenses and the Company has agreed to reimburse the Parent for all direct and indirect expenses paid or otherwise incurred by the Parent on the Company's behalf. For the year ended December 31, 2024, the total fees charged to the Company by the Parent were $46,565. There were no amounts unpaid at December 31, 2024.

Included on the statement of operations are the following covered expenses:

Professional fees	$	18,900
Platform licensing fee		15,000
Occupancy expense		1,451
Other expenses		11,214
	$	46,565

The Company entered into a Platform Licensing Fee Agreement ("Licensing Agreement") on May 1, 2021 (with a one year term renewable at the Company's option), with ALAM. The Licensing Agreement allows the Company access and administrative privileges to certain ALAM Platform tools to facilitate the identification of potential buyers and sellers of privately placed securities. As consideration for the Licensing Agreement, the Company paid ALAM a monthly fee of $5,000 through March 31, 2024, the time at which the Licensing Agreement was terminated. During the year ended December 31, 2024, total platform licensing fees expensed under the Licensing Agreement was $15,000.

The Company's operations and financial position could differ from those that would have been attained if these entities were unrelated.

5. Net Capital Requirements

The Company is subject to SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of a minimum net capital, as defined, equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness. At December 31, 2024, the Company had net capital of $370,881, which was $365,881 in excess of its required net capital of $5,000. The Company's percentage of aggregate indebtedness to net capital was 0%.

Notes to Financial Statements
As of and for the year ended December 31, 2024

6. Estimates and Indemnifications

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Company that have not occurred.

7. Segment Reporting

The Company is engaged in a single line of business as a securities broker-dealer. As described in FASB ASU 2023-07, FASB 280, operating segments are defined as components of an entity for which separate financial information is available and that is regularly reviewed by the Chief Operating Decision Maker (the "CODM"). The Company's CODM is the Chief Executive Officer. The CODM reviews net loss and expenses presented a basis consistent with the presentation of the statement of operations for purposes of making operating decisions, allocating resources, and evaluating financial performance. Additionally, the CODM uses excess net capital (see Note 5), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy. The measure of segment assets is reported on the balance sheet as total assets. As a result, the Company in its entirety is a single reportable segment. The accounting policies of the Company's single reportable segment are the same as those described in this Note 2. Refer to Note 1 for a description of the single segment's business.

8. Subsequent Events

Management of the Company has evaluated events and transactions that have occurred since December 31, 2024, through the date of this report and determined that there were no events or transactions which took place that would have a material impact on the financial statements.

Schedule I - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2024

MEMBER'S EQUITY	$	394,370
DEDUCTIONS AND/OR CHARGES:		
Non-allowable assets:		
Other receivables		(4,226)
Prepaid expenses		(19,263)
NET CAPITAL	$	370,881
AGGREGATE INDEBTEDNESS:	$	-
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum dollar requirement	$	5,000
Minimum net capital required (6.67% of aggregate indebtedness)	$	-
Net capital requirement (greater of minimum net capital or dollar requirement)	$	5,000
Excess net capital	$	365,881
Net Capital less greater of 10% of aggregate indebtedness or 120% of the minimum dollar amount required	$	364,881
Percentage of aggregate indebtedness to net capital		0.00%

There are no material differences between the preceding
computation and the Company's mostly recently filed
unaudited Part II of Form X-17A-5 as of December 31, 2024, filed on January 10, 2025

Schedule II - Computation for Determination of Reserve Requirements and Information Related to
Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
Year Ended December 31, 2024

The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240 15c3-3 but rather relies on Footnote 74 of the SEC Release No. 34-70073, as stated in the FINRA membership agreement. The Company limits its business activities exclusively to private placement of securities, including private offerings of certain digital securities, and mergers and acquisitions advisory services, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3).

Forvis Mazars, LLP
60 Crossways Park Drive West, Suite 301
Woodbury, NY 11797
forvismazars.us



Report of Independent Registered Public Accounting Firm

Management and Sole-Member
EC Securities LLC

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) EC Securities LLC (the "Company") did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to (1) private placement of securities, including private offerings of certain digital securities, and (2) mergers and acquisitions advisory services and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

The Company's management is responsible for compliance with the provisions of Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 CFR §240.17a-5.

Forvis Mazars, LLP

Woodbury, New York
February 28, 2025


EC Securities LLC
Exemption Report
Year ended December 31, 2024


To whom it may concern:

EC Securities LLC, (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to :(1) private placement of securities, including private offerings of certain digital securities, and (2) mergers and acquisitions advisory services and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

I, __Kim Matisoff____, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Kim Matisoff

Title: CEO/CCO

Date: 2/28/2025


13
